NYSE
AN ICE EXCHANGE

December 14, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of LANVIN GROUP HOLDINGS LIMITED, under the Exchange Act of 1934:

- Ordinary Shares, par value $0.000001 per share
- Redeemable warrants, each whole warrant exercisable for one ordinary share at an exercise price of $11.50

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com